

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

<u>Via E-mail</u>
Daniel L. Urness
Chief Financial Officer
Cavco Industries, Inc.
1001 North Central Avenue; Suite 800
Phoenix, AZ 85004

   Re: Cavco Industries, Inc.
   Form 10-K for the Fiscal Year Ended March 29, 2014
   Filed June 11, 2014
   File No. 0-8822

Dear Mr. Urness:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ John Cash

                                    John Cash
                                    Accounting Branch Chief